FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No 1	Total Voting Rights dated 29 October 2010
Exhibit No 2	Publication of Prospectus dated 5 November 2010
Exhibit No 3	Director Declaration dated 8 November 2010
Exhibit No 4	Director/PDMR Shareholding dated 8 November 2010
Exhibit No 5	RBS Investor Round Tables on UK Retail Division dated 12 November 2010
Exhibit No 6	Non-Voting Deferred Shares of £0.01 dated 19 November 2010
Exhibit No 7	Director/PDMR Shareholding dated 23 November 2010
Exhibit No 8	Dividend Declaration dated 25 November 2010
Exhibit No 9	Total Voting Rights dated 30 November 2010

Exhibit No 1

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 October 2010:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights - 31-Oct-10

Ordinary shares of £0.25	57,970,088,997	1	57,970,088,997
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Non-cumulative Preference Shares of £1 (Series 1)	54,442	1	54,442
Non-cumulative Preference Shares of €1 (Series 2)	784,989	4	3,139,956
Non-cumulative Preference Shares of €1 (Series 3)	9,429	1	9,429
Non-cumulative Preference Shares of £US$0.01 (Series U)	10,130	1	10,130
Series 1 class B shares of £0.01	51,000,000,000	N/A	N/A

Total:	108,971,847,987		57,976,902,954

of which none are held in Treasury.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FSA's Disclosure and Transparency Rules.

Exhibit No 2

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 5 November 2010

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7423V_-2010-11-5.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact:

Emete Hassan
Head of Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No 3

Royal Bank of Scotland Group PLC - Director Declaration

As required by Listing Rule 9.6.14 (2), The Royal Bank of Scotland Group plc (the "Group") announces that Brendan Nelson, a Non-executive Director of the Group has been appointed a Non-executive Director of BP plc, with effect from 8 November 2010.

For further information please contact:-

Andrew McLaughlin
Group Communications
Tel: 0131 626 3868

Exhibit No 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

Brian Hartzer

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Brian Hartzer

8 State the nature of the transaction

Release and sale of 375,907 ordinary shares from The Royal Bank of Scotland Group plc 2009 Restricted Share Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

375,907

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0006%

11. Number of shares, debentures or financial instruments relating to shares disposed

375,907

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.0006%

13. Price per share or value of transaction

£0.4532

14. Date and place of transaction

5 November 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

5 November 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

8 November 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.3

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

278

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0000005%

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£0.4502

14. Date and place of transaction

8 November 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

23,658 shares     0.00004%

16. Date issuer informed of transaction

8 November 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

8 November 2010

Exhibit No 5

The Royal Bank of Scotland Group PLC - RBS Investor Round Tables on its UK Retail Division

RBS will be hosting investor round tables on its UK Retail division on Friday 12th November 2010. A live webcast will be held at 2.00pm UK time and will be shown along with accompanying slides on our website
www.rbs.com/ir
.

If you would like a copy of this presentation in a different format (eg. large print, audio or braille) please contact the Investor Relations team on +44 20 7672 1758 or
investor.relations@rbs.com
.

For further information:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

Exhibit No 6

The Royal Bank of Scotland Group plc

19 November 2010

Non-Voting Deferred Shares of £0.01

In accordance with LR 9.6.4, The Royal Bank of Scotland Group plc ("the Group") announces that it has cancelled all of its outstanding 2,660,556,304 Non-voting Deferred Shares of £0.01 each, all of which were held by a nominee company wholly owned by the Group.

Contact

Aileen Taylor
Group Secretary
Tel 0131 626 4099

Exhibit No 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

Stephen Alan Michael Hester

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Stephen Alan Michael Hester

8 State the nature of the transaction

Sale of 312,547 shares effected to meet an immediate income tax and National Insurance liability, which arose on release of 610,687 restricted shares. Mr Hester has retained 298,140 of the released shares.

9. Number of shares, debentures or financial instruments relating to shares acquired

298,140

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00051%

11. Number of shares, debentures or financial instruments relating to shares disposed

312,547

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.00053%

13. Price per share or value of transaction

£0.4050

14. Date and place of transaction

22 November 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

3,033,941   0.00523%

16. Date issuer informed of transaction

22 November 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

23 November 2010

Exhibit No 8

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDENDS ON SERIES F, H, AND L NON-CUMULATIVE DOLLAR PREFERENCE SHARES OF US$0.01 FOR THE THREE MONTHS TO 31 DECEMBER 2010

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares of US$0.01 each, all of which are represented by American Depositary Shares, for the three months to 31 December 2010. The dividends will be paid on 31 December 2010 at the undernoted rates to those preference shareholders on the register at the close of business on 16 December 2010.

Series	Dividend payable per share
Series F	US$0.478125
Series H	US$0.453125
Series L	US$0.359375

DIVIDEND ON SERIES 1 NON-CUMULATIVE CONVERTIBLE STERLING PREFERENCE SHARES OF £0.01 FOR THE YEAR TO 31 DECEMBER 2010

The Directors have declared the specified dividend on the undernoted series of Non-cumulative convertible sterling preference shares of £0.01 each for the year to 31 December 2010. The dividend will be paid on 31 December 2010 at the undernoted rate to those preference shareholders on the register at the close of business on 16 December 2010.

Series	Dividend payable per share
Series 1	£73.87

DIVIDEND ON 11 PER CENT AND 5.5 PER CENT CUMULATIVE PREFERENCE SHARES FOR THE HALF YEAR TO 31 DECEMBER 2010

The Directors have declared half-yearly dividends on the 11 per cent and the 5.5 per cent cumulative preference shares. The dividends will be paid on 31 December 2010 at the rate of 5.5 per cent and 2.75 per cent, respectively and will be paid to those preference shareholders on the Register at the close of business on 3 December 2010.

25 November 2010
End

Exhibit No 9

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 30 November 2010:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30 Nov 10

Ordinary shares of £0.25	57,970,725,182	1	57,970,725,182
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Non-cumulative Preference Shares of £1 (Series 1)	54,442	1	54,442
Non-cumulative Preference Shares of €1 (Series 2)	784,989	4	3,139,956
Non-cumulative Preference Shares of €1 (Series 3)	9,429	1	9,429
Non-cumulative Preference Shares of £US$0.01 (Series U)	10,130	1	10,130
Series 1 class B shares of £0.01	51,000,000,000	N/A	N/A

Total:	108,972,484,172		57,977,539,139

of which none are held in Treasury.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FSA's Disclosure and Transparency Rules.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   30 November 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary